Exhibit 99.1

Black Titan Secures $200 Million from a U.S.-Based Institutional Investor to Scale Its DAT+ Vision

NEW YORK, January 16, 2026 – Black Titan Corporation (NASDAQ: BTTC) (the “Company” or “Black Titan”) today announced that it has entered into a securities purchase agreement with a U.S.-based institutional investor for a convertible note financing facility of up to $200 million. This significant capital commitment is expected to advance the Company’s DAT+ strategy, as previously announced on December 11, 2024, which sets forth a structured framework for evaluating and engaging in digital asset-related initiatives with a focus on utility, risk management, liquidity, and institutional-grade operational readiness, and we believe reflects strong institutional confidence in Black Titan’s broader strategic direction and long-term growth initiatives.

“This investment represents an important milestone for Black Titan,” said Czhang Lin, Co-Chief Executive Officer of Black Titan. “The DAT+ strategy is central to our mission of building a resilient, scalable, and data-driven digital asset infrastructure. Securing access to up to $200 million of committed capital provides us with the financial flexibility to accelerate platform development, strengthen our balance sheet, and pursue high-impact opportunities across our ecosystem.”

This financing transaction further supports Black Titan’s previously announced strategic initiatives and enhances the Company’s capacity to advance its DAT+ roadmap, including technology development, strategic partnerships, and expansion efforts across its core business verticals.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect Black Titan’s current expectations regarding the financing arrangement, the DAT+ strategy, future capital needs, strategic initiatives, and growth plans. Forward-looking statements are subject to numerous risks and uncertainties that may cause actual results to differ materially from those expressed or implied, including the Company’s ability to satisfy conditions to closing, market volatility, regulatory developments, and other factors described in Black Titan’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements except as required by law.

Media & Investor Contact

Czhang Lin
 Co-Chief Executive Officer
contact-us@blacktitancorp.com